UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      April 30, 2006

Mr. Bradley C. Barron
Vice President - General Counsel and Secretary
Valero GP Holding, LLC
One Valero Way
San Antonio, Texas 78249


      Re:	Valero GP Holdings, LLC
		Registration Statement on Form S-1
      Filed March 31, 2006
		File No. 333-132917

Dear Mr. Barron:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Please fill in all blanks throughout the registration statement.
We note that information that you have excluded includes information you are not entitled to omit under Rule 430A.
3. Please file all omitted exhibits as soon as practicable. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.
4. Please provide the information required by Item 305 of Regulation
S-K with respect to Valero L.P. The disclosure required by the item appears to be material, given that interest rates could adversely affect Valero L.P.`s business, as noted on page 33.

Cover Page
5. Please update to include the price range prior to effectiveness.
6. Please revise the cover page to indicate specifically that Sigmor
Corporation will provide the additional securities to cover the over-allotment option. We note your disclosure later in the document.

Prospectus Summary
7. We note that you anticipate that Valero Energy will divest all its interest in your company. Please discuss, if known, the reasons for such divestiture.

Ownership of Valero GP Holdings, LLC, page 6
8. Please revise this caption to clarify that the chart represents your structure after the completion of the resale offering. Also, provide narrative explanation of the chart. To aid investor understanding, please also include a chart that details your ownership prior to the offering.

The Offering, page 7

9. Please tell us what effect, if any, the issuance of your units to subsidiaries of Valero Energy in exchange for their current ownership interests will have on your financial statements. If applicable, include pro forma equity alongside your most recent historical balance sheet to reflect the changes in equity anticipated in conjunction with your IPO.

10. We note that you will issue units to subsidiaries of Valero
Energy
in exchange for their current ownership interests in you. Please disclose the purpose of this transaction.

Valero L.P., page 9
11. Please provide objective support for the following statements:
*  "On July 1, 2005, Valero L.P. completed the acquisition of
Kaneb
Services LLC and Kaneb Pipe Line Partners, L.P. (collectively, "Kaneb") and became one of the largest independent terminal and petroleum liquids pipeline operators in the United States" on page 9;
* "Valero L.P. provides terminalling services for crude oil and refined petroleum products to many of the world`s largest producers of crude oil, integrated oil companies, chemical companies, oil traders and refiners," on page 102
* "This facility ... can accommodate the world`s largest tankers for loading and discharging crude oil and other petroleum products" on page 99; and
* "With one of the premier jetty facilities in North America, the Point Tuper facility can accommodate substantially all the world`s largest, fully laden very large crude carriers and ultra large crude carriers for loading and discharging crude oil, petroleum products, and petrochemicals," on page 99.

Comparison of Rights of Holders of Valero L.P.`s Common Units and
Our
Units, page 10
12. Please revise the caption "Limitation on Issuance of Additional
Units." The caption suggests that there may be restrictions on the issuance of additional securities, when, in fact, the opposite is the case.

Risk Factors, page 20

13. Please revise the following subheading. The subheadings discuss a fact or facts about your business but do not discuss the associated risks:
* "Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us";
* "Our cash distribution policy limits our ability to grow," on page
25;
* "Valero L.P.`s common unitholders may not have limited liability if a court finds that limited partner actions constitute control of Valero L.P.`s business," on page 27; and
* "The rates that Valero L. P. may charge on its interstate pipelines are subject to regulation by various federal and state agencies, such as FERC and the STB," on page 36.
14. Discuss in a risk factor how unitholders may be impacted by the authorization of additional securities, which do not require unitholder approval.
15. It appears that you do not have provisions in the event that you do not have enough cash to meet your needs. If this assessment is correct, please discuss how you intend to meet your cash requirements.
16. We note that the partnership agreement requires the distribution of all available cash, including certain borrowings. In light of this, please discuss how you intend to pay back borrowed funds.
17. We note that unitholders do not have arrearages rights.
Please
discuss in a risk factor how this impacts the unitholders.
18. Please discuss the risks associated with (1) having only three board members, particularly, in light of the staggered nature of their terms; and (2) not having a majority of independent directors or a compensation or a nominating committee.
19. We note that a quorum for the purpose of holding a regular or special meeting will exist if a majority of members participate in the meeting. Given that your board may consist of only three members, a quorum would consist of only two members. Please address in a risk factor the possibility that a corporate action may be considered for approval by only two members of your board.
20. Discuss the risks associated with the ability of Valero L.P.`s general partner to issue limited partnership interest having special or superior voting right without consent of the limited partners, as noted on page 156.

Valero L.P.`s unitholders, excluding the owner of Valero L.P.`s general partner, have the right to remove..., page 21
21. Please expand this risk factor to explain why the 2% general partner interest and incentive distribution rights will not be equivalent to other interests Riverwalk Logistic, L.P. may acquire in exchange.

Valero L.P.`s operations are subject to federal, state and local laws..., page 32
22. In discussing the risk factor, please reference specific regulatory actions and findings. For example, on page 116, we note that the U.S. Department of Justice advised Kaneb in 2001 that it intends to seek reimbursements for remediation costs.



Our Cash Distribution Policy and Restrictions on Distributions,
page
44

Our Initial Quarterly Distribution, page 47

23. We note that you present two pro forma items entitled "Pro
Forma
Cash Available for Distribution" and "Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P."
We further note your statement with respect to these items that this
"information [was] not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the
American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, and were not prepared in accordance with accounting principles generally accepted in the United States of America nor were procedures applied pursuant to auditing standards of the Public Company Accounting Oversight Board
(United States)." Please explain how you have complied with the requirements of Item 10(e) of Regulation S-K and/or Regulation G and clarify whether the measure is liquidity or a performance measure.

Our Cash Distribution Policy and Restrictions on Distribution, page 44

Our Source of Distributable Cash, page 58
24. Disclose whether there is a contractual obligation to convert the subordinated units into common units by the second quarter of 2006.

Management`s Discussion and Analysis of Financial Condition and
Results of
Operations, page 65

Valero GP Holdings, LLC
25. Please confirm, if true, that you had no i) off-balance sheet arrangements required to be disclosed under Item 303(a)(4) of Regulation S-K and ii) information required to be disclosed in the table of contractual arrangements identified within Item 303(a)(5) of
Regulation S-K or otherwise advise.

Valero L.P.

26. Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as contemplated by
Staff Accounting Bulletin Topic 11:E.
27. We note your discussion regarding your acquisition of Kaneb. Please expand your discussion to disclose that Kaneb may be required to make substantial payments to the U.S. Department of Justice for remediation costs. In this regard, we note your disclosure on page
116.
Outlook, page 80
28. You state that certain Valero Energy`s refineries served by Valero
L.P. are expected to undergo maintenance turnarounds to address certain environmental regulations. As a result, you expect that Valero L.P.`s throughputs and revenues will be negatively impacted.
Please quantify such negative impact.

Liquidity and Capital Resources, page 82
29. We note that on March 11, 2004, Valero L.P.`s partnership agreement was amended to lower the general partner`s incentive distribution rights. Please disclose why the rights were lowered and whether you anticipate further lowering in the future.

Related Party Transactions, page 86
30. Please disclose, where applicable, whether the terms of the related party transactions were equivalent to terms agreed-upon in similar transactions with non-affiliates.

Business of Valero, L.P., page 97

Competition and Business Considerations, page 111

Crude Oil Storage Tanks
31. We note that Valero L.P. owned in 2005 crude oil and intermediate feedstock storage tanks located in leased property. Please disclose whether Valero L.P. continues to lease such property, the cost of leasing the property, and whether the lease is renewable.

Valero L.P.`s Pipelines Rates, page 112

32. We note your statement that Valero Energy has committed to refrain from challenging several of Valero L.P.`s petroleum products and crude oil tariffs until at least April 2008. Disclose whether Valero
Energy
is contractually obligated not to challenge the tariffs.

Legal Proceedings and Other Contingencies, page 115

Valero, L.P.

Grace Energy Corporation Matter
33. Please disclose whether Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. have made any payments toward costs incurred by the Department of Justice to remediate groundwater contamination associated with the Otis AFB pipelines.

Port of Vancouver Matter, page 115
34. We note that Kaneb has submitted a remedial plan to the Washington
Department of Ecology regarding the remediation of groundwater contamination at the Port of Vancouver terminal. Please disclose, if known, the amounts Kaneb expects to spend in remediation.

Management, page 117

Long-Term Incentive Plan, page 118
35. We note your statement that your long-term incentive plan will be administered by your compensation committee. On page 117, however, you note that you will not be required to have a compensation committee. Please disclose whether or not you will have a compensation committee.

Valero L.P.

Directors and Executive Officers, of Valero GP, LLC, page 120
36. Your disclosure suggests that Mr. Klesse concurrently served as
Executive Vice President and Chief Operating Officer of Valero Energy and as Executive Vice President-Refining and Commercial Operation of
Valero Energy. If this is not correct, please revise. Also, revise
Mr. McLelland`s biographical sketch to disclose his business activities, if any, between March 2001 and October 2005.
37. Please expand the biographical sketches to disclose the amount of time your officers devote to your business. In this regard, we note that your executive officers perform similar duties at your affiliates.

Security Ownership of Certain Beneficial Owners and Management,
page
127

Valero GP Holdings, LLC
38. Revise to disclose the address of each person named as a beneficial owner.

Certain Relationship and Related Transactions, page 130
39. Please discuss the implications of the reduction of Valero Energy`s ownership in you to less than 51% thereby triggering a "change in control."
40. State, where applicable, whether the terms of the agreements described herein are equivalent to terms of agreements with non-affiliated parties.

Valero L.P.`s Relationship with Valero Energy, page 131
41. Please disclose the annual fee paid to Valero Energy pursuant to the Old Service Agreement.
42. Please explain what constitute a "material adverse effect" justifying the suspension of Valero Energy`s obligation under the Pipeline and Terminals Usage Agreement. Also discuss whether the agreement limits the duration of the suspension.

Limited Call Right, page 144
43. We refer you to your discussion under the Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when, or if, this right is exercised. If you believe an exemption from the tender offer rules is available, please advise.

Units Eligible For Future Sale, page 166
44. Please identify those unitholders referred to as "your principal unitholders" in the last paragraph under this caption.

Selling Unitholders, page 182
45. Please describe the material terms of the transactions in which the selling unitholders received the shares that you are registering for resale. We believe that the material terms of the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-K. In this regard, we note your disclosure on page 7.

Underwriting, page 183

Lock-up Agreements, page 184
46. Disclose whether Lehman Brothers has any present intent to release the lock-ups early.

Valero GP Holdings, LLC

Unaudited Pro Forma Statement of Income, page F-4

47. Please remove your pro forma adjustment for expected costs of being a publicly traded limited liability company. Please also modify your determination of pro forma income tax accordingly. Refer to Rule
11-02(b)(6) of Regulation S-X.

Valero GP Holdings, LLC Combined Balance Sheets, page F-9

48. With respect to your members` equity, please distinguish between amounts ascribed to each ownership class as contemplated by SAB
Topic
4:F. In this regard, the equity attributed to the general partner should be stated separately from the equity of the limited partners.

Valero GP Holdings, LLC Combined Statements of Income, page F-10

49. Disclose pro forma net income per subordinated unit and per common unit for each period presented utilizing the number of units to be outstanding immediately following your IPO. Refer to SAB Topic
4:F.

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-13

50. We note your statement that "Public unitholders held the remaining
76.6% interest as of that date through their ownership of
36,587,655
common units of Valero L.P." Please reconcile the amount you indicate here as held by public unitholders with that on page 6 of 36,593,088.

Note 2. Investment in And Transactions with Valero L.P. and Valero Energy, page F-16

Related Party Transactions, page F-18

51. Please tell us how you determined "that no corporate costs were incurred specifically on behalf of Valero GP Holdings."

Other, page F-19

52. Please expand your disclosure to explain what the line item step-up in basis related to Valero L.P.`s assets and liabilities, including equity method goodwill" represents.

Valero L.P. and Subsidiaries Consolidated Statements of Income, page
F-31

53. Please confirm if true, that your presentation of costs and expenses conforms to Rule 5-03(b)(2) of Regulation S-X or otherwise advise.

54. Please separately disclose the amount earned from transactions with related parties and the amounts of costs and expenses incurred from transactions with related parties. We note your related disclosure on page 86 and footnote 14. Refer to Rule 5-03(b)(1) and
(2) of Regulation S-X.

 Environmental Remediation Costs, page F-37

55. We note that you have accrued liabilities for environmental remediation costs over a 20-year time period. Please expand your disclosure to indicate why you believe using a 20-year time period is appropriate.

Note 9. Accrued Liabilities, page F-47

56. Please add disclosure to explain the nature of the items reported in the line item Product shortages.

Note 11. Health, Safety and Environmental Matters, page F-51

57. Please revise your disclosure to conclude using terms defined in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms. This comment also applies to your disclosure under footnote 12 and to Kaneb Services LLC and Subsidiaries contingency disclosure under footnote six beginning on page F-74.

Note 16. Partners` Equity, Allocations of Net Income and Cash
Distributions, page F-60

58. Please provide detail of the changes in the number of shares of common units. See Rule 3-04 of Regulation S-X and paragraph 10 of APB
12.

Note 17. Income Taxes, page F-62

59. Please tell us why your "management does not believe that, in [y]our circumstances, the aggregate difference would be meaningful information" with respect to disclosure of the aggregate difference in the basis of your net assets for financial and tax reporting purposes.

Note 18. Segment Information, page F-63

60. Please reconcile the amount of total capital expenditures you disclose under the 2005 column to the amount disclosed in your consolidated statements of cash flows on page F-32.

Note 19. Condensed Consolidating Financial Statements, page F-66

61. We note your statement, "the following condensed consolidating financial statements are being presented for the current year as an alternative to providing separate financial statements of Valero Logistics and KPOP." Please provide us with an analysis in support of your determination that separate, full financial statements are not required to be presented in accordance with Rule 3-10 of Regulation S-
X.

62. Please cite the guidance you are relying on in support of your abbreviated presentation of cash flows from investing and financing activities.

Kaneb Services LLC and Subsidiaries Condensed Notes to
Consolidated
Financial Statements

Note 6. Contingencies, page F-74

63. We note your disclosure that "Subsequent to the acquisition of the
Company by Valero L.P., new management of the Company determined based on a comprehensive review of the matters disclosed below that an additional $42 million accrual for potential loss contingencies was required." Please expand this disclosure to provide the facts and circumstances surrounding the need for this additional accrual.

Kaneb Services LLC Consolidated Financial Statements

64. Please provide the calculations in support for your presentation of Rule 3-05 of Regulation S-X audited financial statements of Kaneb
Services LLC and subsidiaries for the two years ended December 31, 2004.

Kaneb Services LLC Notes to Consolidated Financial Statements,
page F-
86

Note 2. Summary of Significant Accounting Policies, page F-86

65. We note the disclosure that "To the extent impairment is indicated to exist, an impairment loss will be recognized by the Company based on fair value." Please confirm, if true, that this methodology complies with paragraph 7 of SFAS 144 or otherwise advise.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to James
Murphy, Petroleum Engineer, at (202) 551- 3703.  Please contact
Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	J. Davis
	J. Goeken
	J. Murphy
	T. Richter
      C. Moncada-Terry

      VIA FACSIMILE

      Gislar Donnenberg
      Andrews Kurth LLP
      713.238.7167
Mr. Bradley C. Barron
Valero GP Holding, LLC
April 30, 2006
Page 1